Exhibit 99.2

Management’s Discussion and Analysis

Introduction

This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company” or “we,” “us,” or “our”) financial performance for the three and nine months ended September 30, 2021, should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2021 (“Financial Statements”); (ii) our audited annual consolidated financial statements for the year ended December 31, 2020, which are presented in Canadian dollars; and (iii) our related 2020 annual MD&A (“2020 Annual MD&A”).

Unless otherwise indicated, the financial information contained in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A uses various Non-IFRS measures, including “Adjusted EBITDA”, “available liquidity”, and “total and net debt to total capital ratio”. An advisory with respect to the use of these Non-IFRS measures is set out in the section titled “Non-IFRS Measures”.

This MD&A includes statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws. Please refer to the cautionary note entitled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Readers are also referred to the “Risks and Uncertainties” discussion contained in the Company’s 2020 Annual MD&A and the “Risk Factors” in our final base shelf prospectus dated April 12, 2021 (“Base Shelf Prospectus”). This information has been filed with Canadian provincial securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”). You may access this information on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) section of the SEC website at www.sec.gov/edgar.shtml.

Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated and reflect the change in our functional and reporting currency to the U.S. dollar effective February 1, 2021. Select unaudited historical financial information in U.S. dollars is available on our website at www.westfraser.com. This historical financial information presents selected financial information derived from our historical financial statements which have been presented in Canadian dollars for financial periods through to our year ended December 31, 2020.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.

This MD&A uses the following terms as described in our most recent Annual Information Form: “SPF” (spruce/pine/balsam fir lumber); “SYP” (southern yellow pine lumber): “OSB” (oriented strand board); “MDF” (medium-density fibreboard); “LVL” (laminated veneer lumber); “BCTMP” (bleached chemithermomechanical pulp); and “NBSK” (northern bleached softwood kraft pulp). Other defined terms and acronyms include: “2023 Notes” (Norbord Inc.’s 6.25% senior notes due April 2023); and “2027 Notes” (Norbord Inc.’s 5.75% senior notes due July 2027); “Acquisition” (February 1, 2021 Norbord Inc. Acquisition); “ADD” (antidumping duty); “USDOC” (United States Department of Commerce); “AR” (administrative review); “POI” (period of investigation); “NCIB” (normal course issuer bid); “CVD” (countervailing duty); “IFRS” (International Financial Reporting Standards); “CAD” (Canadian dollars); “NA EWP” (North America engineered wood products), “EWP” (engineered wood products); “NA” (North America); “Norbord” (Norbord Inc.); “NYSE” (New York Stock Exchange). “Q1-21” (three months ended March 31, 2021 or for balance sheet amounts as at March 31, 2021); “Q2-21 or Q2-20” (three months ended June 30, 2021 or 2020 and for balance sheet amounts as at June 30, 2021 or 2020); “Q3-21 or Q3-20” (three months ended September 30, 2021 or 2020 and for balance sheet amounts as at September 30, 2021 or 2020); “SIB” (substantial issuer bid); “TSX” (Toronto Stock Exchange); “USD or US$” (United States dollar); “U.K.” (United Kingdom); “U.S.” (United States); “USITC” (United States International Trade Commission); and “YTD-21 or YTD-20” (nine months ended September 30, 2021 or September 30, 2020).

The information in this MD&A is as at October 27, 2021, unless otherwise indicated.

Our Business and Strategy

West Fraser is a diversified wood products company producing lumber, OSB, LVL, MDF, plywood, particleboard, pulp, newsprint, wood chips, other residuals and energy with facilities across Canada, in the United States and in Europe. As a result of our acquisition of Norbord on February 1, 2021, we are now a leading producer of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-add products. Our business is now comprised of 33 lumber mills, 14 OSB facilities, six renewable energy facilities, five pulp and paper mills, three plywood facilities, three MDF facilities, two particleboard facilities, one LVL facility, one treated wood facility, and one veneer facility. We employ approximately 11,000 people.

Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, financially conservative and prudent manner.

The North American wood products industry is cyclical and periodically faces difficult market conditions and serious challenges. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, Pounds Sterling and Euros, exchange rate fluctuations of the Canadian dollar, Pound Sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.

We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to continually reinvest in our operations, across all market cycles, to maintain a leading cost position and prudently return capital to shareholders. We believe that maintaining a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities and is a key tool in managing our business over the long term. Our earnings over the business cycle have enabled us to make significant and ongoing capital investments in our facilities with the goal of achieving, maintaining or improving an overall low-cost position.

Change in Functional and Reporting Currency

On February 1, 2021, West Fraser determined that as a result of the Acquisition, the functional currency of our Canadian operations has changed from CAD to USD. Management considered various factors when making this decision, the most significant being an increase in the levels of sales made in U.S. dollars, a portion of operating expenses incurred in U.S. dollars, and increased levels of U.S. dollar financing.

Concurrent with the change in functional currency, we also changed our reporting currency from Canadian dollars to U.S. dollars. This change in reporting currency is to better reflect the Company’s business activities, following the increased presence in the U.S. as a result of the Acquisition and in connection with the listing of West Fraser’s Common shares on the NYSE on February 1, 2021.

A change in functional currency is applied prospectively and must be based on a change in economic facts, events and conditions. In contrast, a change in reporting currency requires retroactive restatement. Both changes have specific transition rules under the International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates.

As at and for the year ended December 31, 2020, and all prior periods the functional and reporting currency of the Company was the CAD as described in our audited annual consolidated financial statements. The currency remeasurement of West Fraser results applied the IAS 21 transitional rules.

To prepare our December 31, 2020, and January 1, 2020 consolidated balance sheets, all assets and liabilities were translated into U.S. dollars at the closing exchange rate on December 31, 2020, and December 31, 2019, respectively. Equity items were retroactively restated at historical exchange rates to give effect to the change in reporting currency. The accounting policy used to translate the equity items prior to 2020, was to use the annual average exchange rate for each equity transaction that occurred in the year. For 2020, equity items were translated quarterly using the average exchange rate for each quarter.

To prepare our 2020 consolidated statement of earnings, all revenues and expenses were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results. To prepare our 2020 consolidated statement of cash flow, all items were translated into U.S. dollars at the average exchange rate for each quarter, with no adjustments to the measurement of or accounting for previously reported results.

These Financial Statements should be read in conjunction with our 2020 Annual MD&A and annual audited consolidated financial statements, which are presented in Canadian dollars. Select unaudited historical financial information in U.S. dollars is available on our website at www.westfraser.com.

Norbord Acquisition

On February 1, 2021, we acquired all of the outstanding shares of Norbord. According to the terms of the Acquisition, Norbord shareholders received 0.675 of a West Fraser Common share for each Norbord Common share held (the “Exchange Ratio”). The result was the issuance of 54,484,188 Common shares of West Fraser at a price of US$63.90 per share (CAD$81.94 per share) for $3,482 million. The price per Common share is based on the West Fraser Common share’s closing price as listed on the TSX on January 29, 2021, and a CAD/USD exchange rate of 0.7798.

The Acquisition includes five OSB mills in Canada, seven OSB mills in the U.S., one OSB mill, one MDF plant, and two particleboard plants in the U.K., one OSB mill in Belgium, and their related corporate offices.

We have incorporated the North American operations of Norbord into our Panels segment and renamed that segment North America Engineered Wood Products (“NA EWP”). This segment includes the results from North American operations for OSB, plywood, MDF, and LVL. In addition, we have identified a Europe EWP segment, which includes the results from the U.K. and Belgium operations for OSB, MDF and particleboard. The EWP segments have been separated due to differences in the operating region, customer base, profit margins and sales volumes. The EWP segments incorporate the operations and results of the Norbord operations effective from February 1, 2021.

The acquisition of Norbord by West Fraser constitutes a business combination under IFRS 3, Business Combinations, with West Fraser as the acquirer. We have applied purchase price accounting to the Acquisition resulting in a significant increase from the historical cost base of Norbord and $1,326 million of goodwill. The purchase price allocation is a preliminary estimate which is expected to be finalized by the end of the year. Purchase price accounting also impacted the two EWP segments’ first, second and third-quarter results, as discussed in the relevant segments below. Factors contributing to goodwill include the Norbord workforce and assets that are geographically complementary to our existing facilities and offer close access to large markets and timber baskets. The Acquisition also provides increased scale and geographic diversification of manufacturing and markets. This was a rare opportunity to acquire an OSB producer with meaningful capacity, high-quality employees and facilities, and a complementary strategy and culture. Note 3 to our Financial Statements provides details on the purchase price allocation.

The following tables represent Norbord’s actual results included in our statement of earnings and the proforma results of operations for the nine months ended September 30, 2021. The pro forma results assume the transaction occurred on January 1, 2021 and include purchase price accounting for the Acquisition.

Norbord Results

($ millions)
	Norbord Results for February 1 to September 30, 2021[1]
Sales	3,324
Operating earnings	1,642	[2]
Earnings	1,217	[2]

1.	Represents the results of the Norbord operations since the acquisition date that are included in our results.
2.	Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold.

Proforma YTD-21 Results

($ millions)
	West Fraser Actual Results YTD-21		Norbord Proforma Results[1] Jan-21	West Fraser Proforma Results[1] YTD-21
Sales	8,480		277	8,757
Operating earnings	3,495	[2]	115	3,610	[2]
Earnings	2,613	[2]	86	2,699	[2]

1.

These unaudited proforma results have been provided as required per IFRS 3 - Business Combinations. West Fraser proforma YTD-21 presents West Fraser’s results as if the Acquisition was completed on January 1, 2021.

2.	Includes purchase price accounting impact of $93 million expense for the one-time inventory adjustment in cost of products sold.

Recent Developments

Markets

In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. Industry supply chains for many different building products, including non-wood products, were challenged in the third quarter. These supply constraints made it increasingly difficult for home builders to convert housing starts to completions, impacting short-term demand for our lumber and panel products. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.56 million units in September, with permits issued averaging 1.59 million units. This compares to 1.38 million U.S. housing starts in 2020. Of note, non-seasonally adjusted starts year-to-date are up 19.5% while non-seasonally adjusted completions year-to-date are up 6.0%. We believe low mortgage rates, low availability of homes for sale and changes in home ownership trends stemming from the COVID-19 pandemic provide a supportive backdrop for home construction activity.

Demand for our products used in repair and remodelling applications had eased towards the end of the second quarter and were soft during most of the third quarter before showing signs of improvement late in the quarter as lumber and OSB prices retreated from record highs. This slowing of demand was particularly evident for lumber, which has greater exposure than our engineered wood products to repair and remodelling markets.

Acquisition of Texas Lumber Mill and South Carolina OSB Mill

On October 12, 2021, we announced our entry into an agreement to acquire Angelina Forest Products’ SYP lumber mill located in Lufkin, Texas for approximately $300 million subject to certain post-closing adjustments. We intend to fund this acquisition, using cash on hand. The new turn-key facility began construction in 2018 and commenced operations in late 2019. The facility is expected to progress toward production capacity of approximately 305 million board feet over the next three to four years. Upon completion of this transaction, West Fraser will have combined Canadian and U.S. lumber production capacity of approximately 7.0 billion board feet, with U.S. SYP facilities representing approximately 50% of the Company’s total lumber capacity. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions.

On October 26, 2021, we announced that we entered into an agreement to acquire Georgia-Pacific’s OSB mill located near Allendale, South Carolina for approximately $280 million using cash on hand. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions. The Allendale facility commenced production in 2007, has been idle since late 2019 and has an estimated stated capacity of approximately 760 million square feet (3/8-inch basis). We intend to invest an estimated $70 million of additional capital to upgrade and optimize the facility in preparation for its restart.

British Columbia Wildfires

During the summer, B.C. faced extreme heat and dry ground conditions, resulting in a significant number of wildfires. As a result, the province of British Columbia declared a provincial state of emergency on July 20, 2021 which ended on September 14, 2021. The wildfires affected access to logging areas in some of our operating areas and impacted the transportation networks we rely on to move our products. This resulted in temporary suspensions of production due to raw material shortages, evacuation orders and difficulties in moving our finished product by truck and rail.

Revolving Credit Facility

On July 28, 2021, we completed an amendment to our revolving credit facilities. Our US$686 million (CAD$850 million) and US$450 million revolving credit facilities have been combined into a single US$1 billion committed revolving credit facility with a five-year term. There were no other significant changes to the terms or conditions of the credit facilities.

AR2 Preliminary Duty Rate Determination

On May 20, 2021, the USDOC released the preliminary results from AR2 covering the 2019 calendar year, which indicated a rate of 4.80% for CVD and 6.58% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR2 rates were to be confirmed, it would result in a U.S. dollar recovery of $54 million for the POI covered by AR2. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 11.38%.

AR3, covering the 2020 calendar year, commenced in April 2021. Preliminary results are expected January 28, 2022 and final determination in August of 2022.

Substantial Issuer Bid

On July 12, 2021, we commenced a substantial issuer bid (“SIB”) under which the Company offered to purchase from shareholders for cancellation up to CAD$1.0 billion of Common shares. The SIB was made by way of a “modified Dutch auction” procedure with a tender price range from CAD$85.00 to CAD$98.00 per share. The SIB expired on August 17, 2021, and the Company took up and purchased for cancellation a total of 10,309,278 Common shares at a price of CAD$97.00 per Common share for an aggregate purchase price of CAD$1.0 billion. The Common shares purchased represented approximately 8.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B shares at the time the SIB was announced in early July 2021. For the duration of the SIB, we suspended share repurchases under our current NCIB, but resumed after the expiration of the SIB.

Summary Information

($ millions)
	Q3-21[1]	Q2-21[1]	YTD-21[1]	Q3-20	YTD-20
Earnings
Sales	2,358	3,779	8,480	1,268	3,079
Cost of products sold	(1,213)	(1,235)	(3,487)[2]	(628)	(1,873)
Freight and other distribution costs	(220)	(238)	(639)	(132)	(390)
Export duties, net	(66)	(73)	(176)	(37)	(93)
Amortization	(147)	(162)	(431)	(50)	(149)
Selling, general and administration	(73)	(73)	(224)	(53)	(133)
Equity-based compensation	(9)	(12)	(28)	(2)	(5)

Operating earnings	630	1,986	3,495	366	436
Finance expense	(11)	(20)	(44)	(8)	(30)
Other	5	—	9	(8)	(1)
Tax provision	(164)	(478)	(847)	(88)	(99)

Earnings	460	1,488	2,613	262	306

Adjusted EBITDA[3,4]	786	2,160	3,954	418	590

1.	The results of the operations of Norbord from the date of the Acquisition of February 1, 2021, are included in West Fraser’s financial results.
2.	Cost of products sold was increased and Adjusted EBITDA decreased by a one-time charge of $93 million related to inventory purchase price accounting.
3.	See section “Non-IFRS Measures” in this MD&A.
4.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Selected Quarterly Information

($ millions except earnings per share (“EPS”) amounts which are in $)
	Q3-21	Q2-21	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20	Q4-19
Sales	2,358	3,779	2,343	1,294	1,268	921	890	855
Earnings	460	1,488	665	282	262	35	9	(32)
Basic EPS	4.20	12.32	6.96	4.09	3.82	0.51	0.13	(0.46)
Diluted EPS	4.20	12.32	6.96	4.09	3.82	0.51	(0.09)	(0.46)

Discussion & Analysis of Non-Operational Items

Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which have been partially hedged by an equity derivative contract. The Plans include those equity-based plans assumed from Norbord as part of the Acquisition. Our Plans and our equity derivative contract are fair valued at each quarter-end, and the resulting expense or recovery is recorded over the vesting period. The assumed Norbord share purchase option plans (“Assumed Option Plans”) were fair valued at the Acquisition date. From February 1 to April 20, 2021, the Assumed Option Plans were accounted for as equity-settled plans. On April 20, 2021, our board of directors approved a change to allow the Assumed Option Plans holders the right to elect to receive a cash payment in lieu of exercising an option to purchase Common shares. The change required us to fair value the Assumed Option Plan on April 20, 2021 and convert from equity-based accounting to cash-settled accounting for the Assumed Option Plans. Cash-settled accounting is consistent with the West Fraser option plan. Any changes in fair value from April 20, 2021, onwards will result in an expense or recovery over the vesting period in the same manner as the rest of our Plans. This change to the Assumed Option Plans did not in any way affect the value of the instruments to the holders. Our fair valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.

Finance expense was lower than the previous quarter due to the additional premium paid to redeem Norbord’s 2023 Notes and 2027 Notes (“Norbord Notes”) in May and June 2021. Additional redemption details can be found under the title “Capital Structure and Liquidity”. Finance expense was higher than the third quarter of 2020 primarily due to the write-off of deferred financing costs related to prior credit facilities that were extinguished upon the execution of our $1 billion revolving credit facility.

Effective February 1, 2021, our Canadian operations functional currency changed from Canadian dollars to U.S. dollars. From that date forward, any change in the value of the USD relative to the value of the CAD results in the revaluation of our CAD-denominated monetary assets and liabilities. The currency revaluations are recorded in other income.

At the same time, we retroactively changed our reporting currency from Canadian dollars to U.S. dollars. The change of reporting currency resulted in a currency remeasurement of prior period results. Fiscal 2020’s revenues and expenses were translated into U.S. dollars at the average exchange rate, with no adjustments to the measurement of or accounting for previously reported results. Additional details on West Fraser’s conversion to U.S. dollars can be found under the title “Change in Functional and Reporting Currency.”

Other income included an exchange gain of $nil for the current quarter, compared to $4 million in the previous quarter and a loss of $2 million in the third quarter of 2020. On a year-to-date basis, we recorded an exchange loss of $2 million compared to a gain of $1 million in 2020.

As part of the Acquisition, we acquired operations in the U.K. and Belgium, so any change in the value of the Pound Sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.

The current quarter results include an income tax expense of $164 million, compared to $478 million in the previous quarter and $88 million in the third quarter of 2020. The effective tax rate was 26% in the current quarter compared to 24% in the previous quarter and 25% in the third quarter of 2020. Note 11 to the Financial Statements provides a reconciliation of income taxes calculated at the statutory rate to the income tax expense.

Discussion & Analysis by Product Segment

Lumber Segment

($ millions unless otherwise indicated)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Lumber Segment Earnings
Sales
Lumber	788	1,738	3,724	903	2,069
Wood chips and other residuals	69	80	219	71	204
Logs and other	26	21	79	25	73

	883	1,839	4,022	999	2,346
Cost of products sold	(586)	(619)	(1,695)	(459)	(1,384)
Freight and other distribution costs	(102)	(118)	(311)	(89)	(264)
Export duties, net	(66)	(73)	(176)	(37)	(93)
Amortization	(41)	(39)	(119)	(37)	(111)
Selling, general and administration	(36)	(35)	(107)	(36)	(91)

Operating earnings	52	955	1,614	341	403
Finance expense	(8)	(5)	(18)	(6)	(23)
Other	7	(10)	4	(3)	6

Earnings before tax	51	940	1,600	332	386

Adjusted EBITDA[1,2]	93	994	1,733	378	514

SPF (MMfbm)
Production	758	867	2,462	818	2,365
Shipments	805	950	2,503	791	2,374
SYP (MMfbm)
Production	643	688	2,016	731	2,109
Shipments	698	678	2,017	716	2,150

1.	See section “Non-IFRS Measures” in this MD&A.
2.	Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Sales and Shipments

Lumber sales for the quarter decreased compared to all comparative quarters due to lower product pricing. Lower shipment volumes also contributed to the decrease compared to the previous quarter. Lumber sales for the first nine months of 2021 were higher compared to the first nine months of 2020 due to significantly higher product pricing in the first half of 2021.

Shipment volumes during the quarter were impacted by the wildfires in British Columbia but improved in the U.S. South. SPF shipments in the comparative periods of 2020 were impacted by lower market demand due to COVID-19 related market conditions. SYP shipments for the first nine months of the year were lower than in 2020 in line with lower 2021 production as discussed below.

Changes in lumber prices resulted in an $873 million decrease in Adjusted EBITDA compared to the previous quarter, a $117 million decrease compared to the third quarter of 2020, but a $1,642 million increase compared to the first nine months of 2020. Changes in shipment volumes decreased Adjusted EBITDA by $14 million compared to the previous quarter but increased Adjusted EBITDA by $3 million compared to the third quarter of 2020, and $9 million compared to the first nine months of 2020.

We ship SPF to several export markets, while our SYP sales are almost entirely in the U.S. Shipments of SPF to North America in the quarter decreased compared to the prior quarter due to reduced demand. Shipments to China were reduced in the quarter partially due to the impact of wildfires on our transportation networks and due to pricing differentials between North America and overseas.

SPF Sales by Destination

(MMfbm)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
U.S.	548	615	1,637	469	1,409
Canada	204	242	625	204	501
China	23	46	129	93	355
Other	30	47	112	25	109

	805	950	2,503	791	2,374

Costs and Production

Due to wildfires in British Columbia, reduced demand, transportation service interruptions and overall inventory levels, output at our British Columbia SPF and U.S. South SYP operations was impacted, resulting in reduced production volumes for the quarter. The U.S. South had additional reductions from log shortages in certain operating areas during the quarter, which combined with our Dudley sawmill being in the startup phase, reduced production for the first nine months compared to 2020.

Manufacturing costs increased for all comparative periods due in part to increased SPF log costs. SYP log costs increased for the comparative periods of 2020 but were relatively stable compared to the previous quarter. The U.S. South also had higher input costs from inflation and increased employee costs associated with managing through COVID-19. B.C. SPF stumpage costs tied to the price of lumber have increased and B.C. purchase log costs have also been rising due to fibre shortages. B.C.’s stumpage system is tied to publicly auctioned timber harvesting rights and published lumber prices, but with a longer time lag. Alberta’s stumpage system for logs is correlated to published lumber prices with a shorter time lag.

Our Chetwynd sawmill recorded a loss of $5 million in costs of products sold during the quarter due to a fire in its log yard that destroyed some log inventory. Lumber results were also impacted by a weaker Canadian dollar relative to the U.S. dollar than the previous quarter. This reduced the U.S. dollar equivalent of our SPF manufacturing and input costs, which are primarily incurred in Canadian dollars. The opposite is true when comparing 2021 to 2020 as the Canadian dollar strengthened relative to the U.S. dollar resulting in increased SPF manufacturing costs.

Increased costs resulted in a decrease in Adjusted EBITDA of $12 million compared to the previous quarter, $128 million compared to the third quarter of 2020, and $323 million compared to the first nine months of 2020.

Freight and other distribution costs generally trended with the changes in shipment volumes. Freight costs increased compared to the prior quarter due in part to a truck shortage in the U.S. as markets reopen from COVID-19 restrictions and transportation issues related to the wildfires in B.C. These were offset by reduced freight costs from lower shipments to Asia and the weaker Canadian dollar relative to the U.S. dollar. Freight costs are generally increasing in 2021 compared to 2020 as the transportation network adjusts to the post-COVID demand levels.

Selling, general, and administration costs were higher than the first nine months of 2020, primarily due to higher salaries and wages and a stronger Canadian dollar relative to the U.S. dollar on Canadian administration costs.

Fluctuations in export duties were due to changes in SPF pricing and shipment volumes. Duty expense was also impacted by the changing duty rates, as described in the footnotes of the table below. The West Fraser estimated ADD rate for POI 2021 is higher than the cash deposit rate primarily due to rapid and significant product price fluctuations, and shipment timing in volatile markets, leading to unexpected variations in duties.

Duty impact on earnings

($ millions)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Cash deposits[1]	(27)	(55)	(112)	(44)	(107)
Adjust to West Fraser Estimated ADD rate[2]	(39)	(18)	(64)	7	14

Duty expense[3]	(66)	(73)	(176)	(37)	(93)

1.	Represents combined CVD and ADD cash deposit rate of 8.97% for Q1, Q2 and Q3 of 2021, and 23.56% for Q1, Q2 and Q3 of 2020.
2.	Represents adjustment to West Fraser Estimated ADD year to date rate of 7.20% at the end of Q3-21, 4.09% at the end of Q2-21 and 1.85% at the end of Q3-20.
3.	The total represents the combined CVD cash deposit rate and West Fraser Estimated ADD year to date rate of 14.77% at the end of Q3-21, 11.66% at the end of Q2-21, and 19.84% at the end of Q3-20.

As a consequence of the items discussed above, Adjusted EBITDA decreased by $901 million compared to the previous quarter and by $285 million compared to the third quarter of 2020 but increased by $1,219 million compared to the first nine months of 2020. Notwithstanding the above factors, by operating responsibly we were able to generate positive EBITDA in the third quarter across our British Columbia operations as a whole, owing in large part to our integrated operating strategy in the province. Our British Columbia lumber mills operated at 79% of stated capacity in the quarter.

The following table shows the Adjusted EBITDA variance for each comparative period. Effective January 1, 2021 and for all comparative periods, duties are no longer excluded from the definition of Adjusted EBITDA.

Adjusted EBITDA

($ millions)
	Q2-21 to Q3-21	Q3-20 to Q3-21	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	994	378	514
Price	(873)	(117)	1,642
Volume	(14)	3	9
Change in export duties	7	(29)	(83)
Changes in costs	(12)	(128)	(323)
Other	(9)	(14)	(26)

Adjusted EBITDA - current period	93	93	1,733

Discussions on finance expense are included under the section “Discussion & Analysis of Non-Operational Items” in this MD&A.

Fluctuations in other income against both comparative periods in 2020 were mostly due to foreign exchange revaluations on our Canadian operation’s Canadian dollar monetary assets and liabilities.

Softwood Lumber Dispute

On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates

On April 24, 2017, the USDOC issued its preliminary determination in the CVD investigation, and on June 26, 2017, the USDOC issued its preliminary determination in the ADD investigation. On December 4, 2017, the duty rates were revised. On November 24, 2020, the USDOC finalized the rates for AR1 based on its review of the first POI as listed below. The USDOC will continue to revise rates as it finalizes each AR POI.

Effective November 30, 2020 for ADD and December 1, 2020 for CVD, shipments from Canada to the U.S. were subject to the new cash deposit rate of 7.57% for CVD and 1.40% for ADD. The cash deposit rate will change each time the USDOC finalizes a new duty rate for each AR POI.

On May 20, 2021, the USDOC released the preliminary results from AR2 covering the 2019 calendar year, which indicated a rate of 4.80% for CVD and 6.58% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR2 rates were to be confirmed, it would result in a U.S. dollar recovery of $54 million for the POI covered by AR2. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates are finalized, our combined cash deposit rate would be revised to 11.38%.

The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017[1]	24.12%	6.76%[3]
August 25, 2017 - December 27, 2017[1]	—	—
December 28, 2017 - December 31, 2017[2]	17.99%	6.76%[3]
January 1, 2018 - December 31, 2018	17.99%	7.57%[3]
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	n/a	[5]
AR3 POI
January 1, 2020 - November 30, 2020	17.99%	n/a	[6]
December 1, 2020 - December 31, 2020[4]	7.57%	n/a	[6]
AR4 POI
January 1, 2021 - September 30, 2021	7.57%	n/a	[7]

1.

On April 24, 2017, the USDOC issued its preliminary rate in the CVD investigation. The requirement that we make cash deposits for CVD was suspended on August 24, 2017, until the USDOC published the revised rate.

2.	On December 4, 2017, the USDOC revised our CVD Cash Deposit Rate effective December 28, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary CVD rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective December 1, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit rate of 7.57% for CVD.
5.

On May 20, 2021, the USDOC announced the CVD preliminary rate of 4.80% for AR2. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized in the fourth quarter of 2021.

6.	The CVD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate		West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017[1]	6.76%	1.40%[3]		1.46%
December 4, 2017 - December 31, 2017[2]	5.57%	1.40%[3]		1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%[3]		1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	n/a	[5]	4.65%
AR3 POI
January 1, 2020 - November 29, 2020	5.57%	n/a	[6]	3.40%
November 30, 2020 - December 31, 2020[4]	1.40%	n/a	[6]	3.40%
AR4 POI
January 1, 2021 - September 30, 2021	1.40%	n/a	[7]	7.20%

1.	On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.	On December 4, 2017, the USDOC revised our ADD Cash Deposit Rate effective December 4, 2017.
3.	On February 3, 2020, the USDOC issued a preliminary ADD Rate and, on November 24, 2020, a final CVD rate for the AR1 POI. This table only reflects the final rate.
4.	Effective November 30, 2020, shipments from Canada to the U.S. were subject to the new Cash Deposit Rate of 1.40% for ADD.
5.

On May 20, 2021, the USDOC announced the ADD preliminary rate of 6.58% for AR2. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized in the fourth quarter of 2021.

6.	The ADD rate for the AR3 POI will be adjusted when AR3 is complete and the USDOC finalizes the rate, which is not expected until 2022.
7.	The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.

Accounting policy for duties

The CVD and ADD rates apply retroactively for each POI. We record CVD as export duty expense at the cash deposit rate until an AR finalizes a new applicable rate for each POI. We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and the same calculation methodology as the USDOC and adjust when an AR finalizes a new applicable rate for each POI. The difference between the cash deposits and export duty expense is recorded on our balance sheet as export duty deposits or other liabilities as applicable, along with any true-up adjustments to finalized rates.

The difference between the cash deposit amount and the amount that would have been due based on the final AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable and interest expense on our duty deposits payable based on this rate.

AR2, AR3, and AR4

During the second quarter of 2021, the USDOC issued the preliminary duty rates for AR2 (POI January 1 to December 31, 2019) and these rates are expected to be finalized in the fourth quarter of 2021. AR3 (POI January 1 to December 31, 2020) commenced in April 2021, and the rates are expected to be finalized in August 2022. AR4 (POI January 1 to December 31, 2021) is expected to commence in 2022 with the results finalized in 2023. We have been selected as a mandatory respondent for AR3, which will result in West Fraser continuing to be subject to a company-specific rate.

Appeals

Our 2020 annual MD&A included in our 2020 Annual Report includes details on Softwood Lumber Dispute appeals.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products (“NA EWP”) Segment

($ millions unless otherwise indicated)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
NA EWP Segment Earnings
Sales
OSB	888	1,301	2,784	—	—
Plywood, LVL and MDF	180	274	634	128	311
Wood chips, logs and other	9	6	21	4	12

	1,077	1,581	3,439	132	323
Cost of products sold	(375)	(384)	(1,123)	(77)	(217)
Freight and other distribution costs	(70)	(72)	(190)	(11)	(31)
Amortization	(73)	(89)	(216)	(3)	(9)
Selling, general and administration	(20)	(19)	(55)	(6)	(16)

Operating earnings	539	1,017	1,855	35	50
Finance expense	(1)	(1)	(3)	(1)	(3)
Other	4	—	4	1	6

Earnings before tax	542	1,016	1,856	35	53

Adjusted EBITDA[1]	612	1,106	2,071	38	59

OSB (MMsf 3/8” basis)
Production	1,526	1,634	4,185	—	—
Shipments	1,536	1,585	4,131	—	—
Plywood (MMsf 3/8” basis)
Production	177	209	588	207	562
Shipments	162	213	566	202	566
MDF (MMsf 3/4” basis)
Production	58	59	172	57	154
Shipments	58	60	174	55	154
LVL (Mcf)
Production	627	637	1,835	559	1,379
Shipments	644	636	1,843	588	1,448

1.	See section “Non-IFRS Measures” in this MD&A. YTD-21 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.

Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.

Our Adjusted EBITDA analysis that compares the current quarter to the previous quarter includes OSB, plywood, LVL and MDF, as these are the first comparative periods where OSB results were included for the entire quarter. The Adjusted EBITDA analysis that compares our results to 2020 reports OSB as one line, and the variances reported only represent changes for plywood, LVL, and MDF.

Sales and Shipments

Sales in the current quarter decreased compared to the prior quarter due to lower OSB and plywood prices, but increased compared to both prior year periods due to the inclusion of the Norbord results post-acquisition and higher plywood, LVL and MDF pricing. The OSB, plywood, MDF and LVL price variance decreased Adjusted EBITDA by $445 million compared to the previous quarter, and the plywood, MDF and LVL price variance increased Adjusted EBITDA by $72 million compared to the third quarter of 2020, and $296 million compared to the first nine months of 2020.

OSB and plywood shipment volumes declined against the prior quarter due to lower demand. LVL shipment volumes increased in 2021 as a result of increased demand from new home construction.

Costs and Production

All of our operating expenses increased due to the addition of the OSB operations.

Due to wildfires in British Columbia, reduced demand, constraints on the availability of resins used in the manufacture of panel products, transportation service interruptions and overall inventory levels, output at our North American OSB and Canadian plywood facilities was impacted, resulting in reduced production volumes for the quarter.

Purchase price accounting increased our OSB cost of products sold by $86 million, recognized in the first quarter of 2021, and amortization expense compared to pre-acquisition levels. These accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer list intangible asset related to our North America operations will be amortized over 10 years and is based on an independently prepared valuation model. The purchase price allocation is a preliminary estimate which is expected to be finalized by year-end.

Increased resin costs as well as hurricane-related resin supply shortages continued to negatively impact our OSB operating results. Significantly higher wood costs in B.C., Alberta, and Ontario increased our EWP cost of products sold compared to 2020. Higher wood costs also impacted the comparison to the previous quarter, although the impact was less severe as Alberta and Ontario stumpage is correlated to published EWP prices with a short time lag. B.C.’s stumpage system is tied to publicly auctioned timber harvesting rights and published EWP prices, but with a longer time lag. Higher additive costs have also impacted plywood, MDF and LVL operations for all comparative periods.

Canadian OSB, plywood, LVL, and MDF results were also impacted by a weaker Canadian dollar relative to the U.S. dollar than the previous quarter. This reduced the U.S. dollar equivalent of our Canadian EWP manufacturing and input costs, which are primarily incurred in Canadian dollars. The opposite is true when comparing 2021 to 2020 as the Canadian dollar strengthened relative to the U.S. dollar resulting in increased Canadian EWP manufacturing costs.

As a consequence of the items discussed above, the Adjusted EBITDA decreased by $494 million compared to the previous quarter but increased by $574 million compared to the third quarter of 2020, and by $2,012 million compared to the first nine months of 2020. The following table shows the Adjusted EBITDA variance for each comparative period presenting the results of the acquired NA OSB operations as a single line where the results, for the full period, are not included in the comparative periods. The other variances represent the changes for plywood, LVL, and MDF.

Adjusted EBITDA

($ millions)
	Q2-21 to Q3-21	Q3-20 to Q3-21	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	1,106	38	59
Price	(445)	72	296
OSB Adjusted EBITDA since the date of Acquisition	—	541	1,780 [1]
Volume	(44)	(12)	10
Changes in costs	(5)	(28)	(70)
Other	—	1	(4)

Adjusted EBITDA - current period	612	612	2,071

1.	Includes $86 million of inventory fair value adjustments from purchase price accounting in the first quarter of 2021 (see above).

Discussions on finance expense are included under the section “Discussion & Analysis of Non-Operational Items” in this MD&A.

Pulp & Paper Segment

($ millions unless otherwise indicated)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Pulp & Paper Segment Earnings
Sales	175	216	568	166	489
Cost of products sold	(140)	(144)	(409)	(121)	(351)
Freight and other distribution costs	(34)	(37)	(104)	(32)	(95)
Amortization	(8)	(8)	(25)	(8)	(23)
Selling, general and administration	(8)	(10)	(26)	(9)	(24)

Operating earnings	(15)	17	4	(4)	(4)
Finance expense	(2)	(1)	(5)	(1)	(4)
Other	1	2	4	(6)	(5)

Earnings before tax	(16)	18	3	(11)	(13)

Adjusted EBITDA[1]	(7)	25	29	4	19

BCTMP (Mtonnes)
Production	166	165	489	172	507
Shipments	153	162	471	172	499
NBSK (Mtonnes)
Production	96	123	336	130	359
Shipments	94	117	331	128	353
Newsprint (Mtonnes)
Production	30	27	85	27	76
Shipments	30	28	85	27	80

1.	See section “Non-IFRS Measures” in this MD&A.

The Pulp & Paper segment includes our NBSK, BCTMP, and newsprint businesses.

Sales and Shipments

Sales decreased compared to the second quarter of 2021 due to lower BCTMP prices and shipment volumes. Sales increased for all comparative periods of 2020 primarily due to higher BCTMP and NBSK prices, partially offset by lower shipment volumes. The price variance resulted in a $19 million decrease in Adjusted EBITDA compared to the previous quarter, a $41 million increase compared to the third quarter of 2020, and a $104 million increase compared to the first nine months of 2020.

Costs and Production

The cost of products sold was impacted by higher fibre costs compared to all comparative periods, as woodchips used in the production of NBSK are tied to NBSK pricing and higher energy costs and maintenance cost spending. Our Hinton NBSK and Slave Lake BCTMP mills completed their planned annual maintenance shut and our Cariboo NBSK mill had unplanned maintenance during the quarter. Our Cariboo NBSK pulp mill and our Quesnel BCTMP mill completed their planned annual maintenance shutdowns during the second quarter of 2021. Our Cariboo NBSK pulp mill was temporarily shut down for four weeks during the second quarter of 2020 in response to low fibre availability, and we extended the shut by 12 days to complete the planned annual maintenance shutdown.

Freight and other distribution costs generally trended with shipment volumes, although they are slightly higher than 2020 due to increased costs related to international supply chain challenges in addition to increased trucking costs as rail service was impacted by B.C. forest fires.

As a consequence of the items discussed above, the Adjusted EBITDA decreased by $32 million compared to the previous quarter, by $11 million compared to the third quarter of 2020, but increased by $10 million compared to the first nine months of 2020. The following table shows the Adjusted EBITDA variance for each comparative period.

Adjusted EBITDA

($ millions)
	Q2-21 to Q3-21	Q3-20 to Q3-21	YTD-20 to YTD-21
Adjusted EBITDA - comparative period	25	4	19
Price	(19)	41	104
Volume	(1)	(8)	(7)
Changes in costs	(15)	(41)	(81)
Other	3	(3)	(6)

Adjusted EBITDA - current period	(7)	(7)	29

Fluctuations in other were mostly due to foreign exchange revaluations on our Canadian operations’ Canadian dollar monetary assets and liabilities.

Europe Engineered Wood Products Segment

($ millions unless otherwise indicated)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Europe EWP Segment Earnings
Sales	249	178	539	—	—
Cost of products sold	(138)	(123)	(348)	—	—
Freight and other distribution costs	(14)	(11)	(34)	—	—
Amortization	(23)	(24)	(64)	—	—
Selling, general and administration	(7)	(5)	(17)	—	—

Operating earnings	67	15	76	—	—
Finance expense	1	(1)	—	—	—

Earnings before tax	68	14	76	—	—

Adjusted EBITDA[1]	90	39	140	—	—
OSB (MMsf 3/8" basis)
Production	319	318	841	—	—
Shipments	299	307	832	—	—
MDF (MMsf 3/8" basis)
Production	76	94	229	—	—
Shipments	88	84	233	—	—
Particleboard (MMsf 3/8" basis)
Production	140	132	366	—	—
Shipments	110	104	288	—	—

1.	See section “Non-IFRS Measures” in this MD&A. YTD-21 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.

Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective from the February 1, 2021, acquisition date.

Sales prices for the OSB, MDF and particleboard in the European operations are not as volatile as those in the North American market due to longer-term customer contract pricing. However, pricing has continued to increase quarter-over-quarter due to strong demand for our products, resulting in a quarterly record for sales and EBITDA.

Purchase price accounting increased our Europe EWP cost of products sold by $7 million, recognized in the first quarter of 2021, and amortization expense compared to pre-acquisition levels. These accounting standards require acquired inventory to be valued at fair value, which is represented by the estimated selling price, less the sum of (a) the costs of disposal, and (b) a reasonable profit allowance for the completing and selling effort, based on the profit for similar finished goods. Property, plant, and equipment assets were valued at depreciated replacement cost to represent fair value. The customer list intangible asset related to our European operations will be amortized over 10 years and is based on a valuation model prepared by an independent valuation firm. The purchase price allocation is a preliminary estimate which is expected to be finalized by year-end.

Costs increased compared to the second quarter of 2021 due to increased resin costs, which were negatively impacted similarly to North America. Increased energy costs and higher incentive accruals also negatively impacted results.

Business Outlook

Markets

The most significant uses for our lumber and OSB products are residential construction, repair and remodelling, and industrial applications. Low mortgage rates, low volumes of homes available for resale and increasing acceptance of remote working appear to be positively influencing the demand for new housing in North America. An aging housing stock and repair and renovation spending should also continue to drive lumber, plywood and OSB demand. Growing market penetration of mass timber in industrial and commercial applications also supports medium-to-longer term demand growth for wood building products.

The demand for our European products is expected to continue to be robust as demand for OSB as an alternative to plywood in Europe continues to grow. An aging European housing stock is also expected to drive repair and renovation spending supporting the growing demand for our wood building products.

Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp demand is anticipated to grow over the long term due to increasing boxboard and tissue production in North America and Europe. However, in the near-term pulp exports are expected to be negatively impacted by transportation constraints and reduced demand owing to new policies in China, where government-mandated downtime across the pulp and paper industry is being implemented to reduce energy consumption and emissions.

Softwood lumber dispute

Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April of 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the preliminary rates for AR2 in the second quarter of 2021. AR2 rates are expected to be finalized in the fourth quarter of 2021. They also began AR3 in April of 2021, which are expected to be finalized in August 2022. Additional details can be found under the section “Discussion & Analysis by Product Segment Lumber Segment - Softwood Lumber Dispute”.

Operations

Due to wildfires in British Columbia, slowing orders for forest products, constraints on the availability of resins used in the manufacture of panel products, transportation service interruptions and overall inventory levels, output was reduced at our B.C. SPF, US South SYP, North American OSB and Canadian plywood facilities in the third quarter of 2021. We have since begun to increase operating schedules and anticipate increasing operating rates through the remainder of the fourth quarter, depending on developments relating to the factors noted above as well as economic log supply, weather conditions and availability of labour due to the continuing impacts of COVID-19.

Our operations and results could be negatively affected by the availability of labour due to the continuing impacts of COVID-19, adverse weather conditions in our operating areas, intense competition for logs in the B.C. Interior, and elevated stumpage fees. On January 1, 2021, stumpage rates increased in B.C. due to the market-based adjustments related to lumber prices and purchase log costs. Further increases in B.C. stumpage rates occurred on July 1, 2021 and October 1, 2021, but we expect B.C. stumpage to decrease on January 1, 2022. In Alberta and Ontario, stumpage rates are closely linked to the price of lumber and OSB and respond rapidly to changes in lumber, plywood, and OSB prices. We expect the SYP log costs to increase modestly in the fourth quarter. We also have periodic maintenance outages planned for the fourth quarter at several of our EWP facilities.

British Columbia Wildfires

B.C. faced extreme heat and dry ground conditions, resulting in a significant number of wildfires in the second and third quarters of 2021. As a result, the province of B.C. declared a provincial state of emergency on July 20, 2021. That state of emergency ended on September 14, 2021. By September 30th, approximately 869,000 hectares of area were burned from wildfires in B.C. in 2021, trailing only the provincial area lost from wildfires in 2017 and 2018. The near-to-medium-term impact of these losses on our future production and shipments is still to be determined.

Strategic capital investments

Progress on our new lumber manufacturing complex in Dudley, Georgia, remains on track with management’s expectations. The new mill became fully operational in the second quarter of 2021 and continues to make progress ramping up. Our employees at the legacy site have fully transitioned to the new mill, and operations at the legacy site have been wound down. When completed and fully ramped up, annual production capacity at the Dudley site will increase by 170 million board feet to 270 million board feet, which is expected to be achieved over the next several years.

Our OSB mill in Chambord, Quebec, which restarted in the first quarter of 2021, continues to ramp up towards its stated annual production capacity of 550 million square feet (3/8-inch basis), which typically takes 18-24 months.

We continue to expect to move forward with approximately $180 million of additional capital projects identified under our strategic capital program. Work on these projects has begun and will continue through 2023. This investment program will support safety, cost improvements and strategic growth initiatives as we continue our focus on capital execution and operational excellence. The average project payback period for this strategic capital program is expected to be three to four years. However, the addition of these capital projects will not offset lengthening lead times on projects currently underway, and as such we are narrowing our 2021 capital expenditure target to be approximately $400 million, which is at the low end of the range of our prior guidance of approximately $400 million to $450 million. Some of the spending planned for 2021 will carry over into 2022 as a result of these delays.

Norbord Integration

The integration of the Norbord business is progressing well and continues to be a Company focus. We remain on track to achieve targeted annual synergies of $61 million by end of 2022.

Cash Flows

We are anticipating levels of operating cash flows and available liquidity to support our capital spending estimate.

We expect to maintain our investment-grade credit rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise. On April 6, 2021, we announced the redemption of the 2027 Notes. On May 6, 2021, we funded the redemption using cash on hand. On the same date, we elected to redeem all of Norbord’s outstanding 2023 Notes on June 7, 2021, which was funded using cash on hand. The section below titled “Capital Structure and Liquidity” includes details on the Norbord senior notes.

We are authorized under our NCIB, which expires in February of 2022, to purchase up to 9,582,470 Common shares of the Company, representing 10% of the Company’s issued and outstanding Common shares as at February 8, 2021. As of October 26, 2021, 6,117,348 have been repurchased, leaving 3,465,122 available to purchase at our discretion until the expiry of the NCIB. In addition, on August 17, 2021, we completed a SIB and the Company purchased from shareholders and cancelled 10,309,278 Common shares for CAD$1.0 billion (US$792 million). Total shares repurchased under both programs as of October 26, 2021, were 16,426,626, representing 13% of the issued and outstanding shares following the Acquisition.

We have paid a fixed dividend every quarter since we became a public company in 1986 and expect to continue this practice. As the majority of our shareholder base is now outside Canada, and the majority of our cash flows are denominated in U.S. dollars, we have decided that future dividends will be declared and payable in U.S. dollars. Registered shareholders who wish to continue to receive their dividends in CAD will be able to elect to do so with our transfer agent. Beneficial shareholders who wish to continue to receive their dividends in CAD should contact their brokers and instruct them to make appropriate elections. Detailed information on the election process will be posted on our website at www.westfraser.com when available.

In Canada, income tax regulations establish the payment schedule for income taxes on account of the current fiscal year based on the prior year’s results, with the residual tax liability owed due by February of the following year. Accordingly, given the significant change in profitability and estimated taxable income for 2021 tax periods compared to 2020, we have a significant outstanding income tax payable in 2021 that will be due no later than February 2022.

Capital Structure and Liquidity

Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Changes to Long-term Debt and Operating Facilities

On February 1, 2021, concurrent with the closing of the Acquisition, we completed various administrative amendments to our $686 million (CAD$850 million) committed revolving credit facility and our $200 million term loan to facilitate the Acquisition. We replaced our CAD$150 million committed revolving credit facility with a $450 million committed revolving credit facility due 2024 on substantially the same terms. Subsequently, on July 28, 2021, we completed an amendment to our revolving credit facilities. Our $686 million and $450 million revolving credit facilities were combined into a single $1 billion committed revolving credit facility with a five-year term. There were no other significant changes to the terms or conditions of the credit facilities.

Norbord’s accounts receivable securitization facility and secured revolving credit facilities were terminated at closing and the security related to all of Norbord’s debt was discharged as of February 1, 2021. Norbord’s $315 million 2023 Notes and $350 million 2027 Notes were consolidated on our balance sheet at fair value as of the date of the Acquisition. On March 2, 2021, we made a mandatory change of control offer for the 2023 Notes and 2027 Notes, which expired on April 1, 2021. As a result of the change of control offer, $1 million of the 2023 Notes and $1 million of the 2027 Notes were redeemed and were repaid in the second quarter of 2021. On April 6, 2021, we elected to redeem the remaining 2027 Notes, which redemption occurred on May 6, 2021. On May 6, 2021, we elected to redeem the remaining 2023 Notes, which redemption occurred on June 7, 2021. After the completion of the redemptions of the 2023 Notes and the 2027 Notes, the principal value of long-term debt was reduced by $665 million from the date of the Acquisition.

Operating Facilities

On September 30, 2021, our operating facilities consisted of a $1 billion committed revolving credit facility, a $25 million demand line of credit dedicated to our U.S. operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly-owned newsprint operation. On September 30, 2021, the revolving facilities were undrawn.

We also have credit facilities totalling $138 million dedicated to the issuance of letters of credit, of which $94 million (CAD$120 million) is committed to our Canadian operations. On September 30, 2021, our letter of credit facilities supported $64 million open letters of credit.

Available liquidity on September 30, 2021, was $3,130 million. Available liquidity includes cash and short-term investments, cheques issued in excess of funds on deposit, and amounts available on our operating loans, excluding the $6 million (CAD$8 million) demand line of credit dedicated to our 50% jointly-owned newsprint operation. We anticipate using $580 million of available liquidity to complete the acquisition of the Lufkin, Texas lumber mill and Allendale, South Carolina OSB mill described earlier.

All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.

Material Long-term Debt

In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.

In August 2017, we were advanced a $200 million 5-year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or LIBOR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

On March 9, 2020, we extended the duration of our interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August of 2024.

On April 15, 2020, we entered into additional interest rate swaps for a total notional amount of $100 million, which has the effect of converting our floating rate debt into a fixed rate debt at 0.51%.

On February 1, 2021, we assumed Norbord’s 2023 Notes and 2027 Notes as part of the Acquisition. These notes were redeemed in the second quarter of 2021. The details are described above under the title “Changes to Long-term Debt and Operating Facilities”.

Equity

Our outstanding Common share equity consists of 106,868,559 Common shares and 2,281,478 Class B Common shares for a total of 104,587,081 shares issued and outstanding as of October 26, 2021.

Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.

Concurrent with the Acquisition, the Common shares of West Fraser commenced trading on the NYSE on February 1, 2021, under the symbol WFG. The trading symbol for the Common shares on the TSX was also changed to WFG on February 1, 2021.

Share Repurchase Program

On February 17, 2021, we renewed our NCIB allowing us to acquire an additional 6,044,000 Common shares for cancellation until the expiry of the bid on February 16, 2022. On June 11, 2021, we amended our NCIB, allowing us to acquire an additional 3,538,470 Common shares for an aggregate 9,582,470 Common shares. The following table shows our purchases under our two NCIB programs.

Share Repurchases

(number of common shares and price per share)
NCIB period	Common Shares	Average Price in CAD	Average Price in USD
September 19, 2019 to September 18, 2020	—	—	—
February 17, 2021 to September 30, 2021	5,895,364	$90.24	$72.77

Under our SIB, we repurchased 10,309,278 common shares at a price of CAD$97.00 ($76.84) per share; see discussion of our SIB under the title “Recent Developments - Substantial Issuer Bid” above for further details.

Share Options

As of October 26, 2021, there were 1,311,233 share purchase options outstanding with exercise prices ranging from CAD$92.79 to CAD$23.68 per Common share. This includes the assumption of Norbord’s outstanding share purchase options, after applying the Exchange Ratio.

Defined Benefit Pension Plans

The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. As shown in Note 8 to our Financial Statements, the funded position is determined by subtracting the value of the plan assets from the plan obligations. We recorded in other comprehensive earnings an after-tax actuarial gain of $60 million during the quarter compared to an after-tax actuarial loss of $4 million in the previous quarter and an after-tax actuarial gain of $18 million in the third quarter of 2020. The current quarter gain reflects the increase in the discount rate used to calculate plan liabilities and higher returns on plan assets.

Summary of Financial Position

($ millions, except as otherwise indicated)
	Q3-21	Q4-20	Q3-20
Cash and short-term investments	2,105	461	234
Current assets	3,652	1,336	1,069
Current liabilities	1,279	528	500
Ratio of current assets to current liabilities	2.9	2.5	2.1

Available liquidity[1]	3,130	1,272	1,008
Total debt to total capital[1]	7%	19%	21%
Net debt to total capital[1]	(27)%	2%	12%

1.	Non-IFRS measure. See “Non-IFRS Measures”.

Debt Ratings

West Fraser is considered investment grade by three leading rating agencies. The ratings in the table below are as of October 27, 2021.

Agency	Rating	Outlook
DBRS Morningstar	BBB(low)	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable

These ratings are not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Cash Flow

Our cash requirements are primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these requirements.

Cash Flow Statement

($ millions - cash provided by (used in))
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Operating Activities
Earnings	460	1,488	2,613	262	306
Amortization	147	162	431	50	149
Finance expense	11	20	44	8	30
Foreign exchange (gain) loss	—	(4)	2	2	(1)
Export duty deposits	—	(8)	—	1	(2)
Export duties payable	39	25	64	(7)	(14)
Post-retirement expense	23	17	65	17	54
Contributions to post-retirement plans	(16)	(13)	(42)	(8)	(29)
Income tax provision	164	478	847	88	99
Income taxes (paid) received	(277)	(252)	(775)	11	75
Reforestation and decommissioning obligations	(15)	(9)	(11)	(14)	(5)
Other	(29)	13	(29)	9	3
Changes in accounts receivable	239	(95)	(28)	(51)	(119)
Changes in inventories	28	172	(21)	(20)	37
Changes in prepaid expenses	8	(34)	(30)	3	(6)
Changes in payables and accrued liabilities	132	(74)	132	114	115

	914	1,886	3,262	465	692

Financing Activities
Debt and operating loans	—	(665)	(667)	(269)	(280)
Financing fees paid	(1)	—	(4)	—	—
Finance expense paid	(3)	(82)	(88)	(3)	(21)
Repurchases of Common shares	(892)	(233)	(1,218)	—	—
Dividends paid	(24)	(19)	(54)	(10)	(30)
Other	(5)	(1)	(3)	(1)	(2)

	(925)	(1,000)	(2,034)	(283)	(333)

Investing Activities
Acquired cash and short-term investments	—	—	642	—	—
Additions to capital assets	(106)	(66)	(234)	(47)	(135)
Government assistance	—	—	3	—	1
Other	1	2	2	5	10

	(105)	(64)	413	(42)	(124)

Change in cash	(116)	822	1,641	140	235

The Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021, are incorporated into our cash flow results and contribute to some of the fluctuations.

Operating Activities

The table above shows the main components of cash flows used for or provided by operating activities for each comparative period. The significant factors affecting the comparison were changes in earnings, income tax payments, accounts receivable, inventory, and accounts payable.

Accounts receivable decreased primarily due to lower pricing for most of our products.

The current quarter inventory change is driven primarily by lower lumber and EWP finished good inventories as we continued to ship during our reduced operating schedules for SPF and SYP lumber, and NA OSB and plywood. Higher log costs more than offset the lower seasonal log volumes, resulting in a net increase in log inventory during the quarter. Logging is curtailed during the spring and summer months in the northern regions of North America due to wet and inaccessible land conditions.

Accounts payable increased due in part to higher accruals related to stumpage and contractor payables as the fall logging season started.

Income tax payments were $277 million in the quarter, reflecting high taxable earnings estimates for both Canada and the U.S. As minimum income tax instalments for Canada are based on prior year’s earnings, a significant income tax payable has accumulated in respect of 2021 results. We made income tax payments of $775 million in the first nine months of 2021, of which $216 million was the final Canadian income tax payment for 2020.

Financing Activities

We returned $916 million to our shareholders through Common shares repurchased under both our SIB and NCIB program and dividend payments during the quarter.

Investing Activities

Cash flows used for investing activities in the quarter are related primarily to capital asset additions. Capital additions for the first nine months of the year were $109 million for our Lumber segment, $81 million for our NA EWP segment, $30 million for our Pulp & Paper segment, $12 million for our Europe EWP segment, and $2 million for our corporate and other segment. A large portion of our 2021 capital expenditure activities is scheduled for the fourth quarter of 2021.

Contractual Obligations

Changes in Debt Obligations

On February 1, 2021, we assumed Norbord’s 2023 Notes and 2027 Notes as part of the Acquisition. Both notes were redeemed during the second quarter. The details are described above under the title “Changes to Long-term Debt and Operating Facilities”.

Significant Management Judgments Affecting Financial Results

For a review of significant management judgments affecting financial results and critical accounting estimates, see the 2020 annual MD&A, which is included in our 2020 Annual Report and Note 2 and 3 of our Financial Statements.

Controls and Procedures

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to our Company is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Vice-President, Finance and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control over Financial Reporting

Our management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.

Limitations on Scope of Design

In accordance with the provisions of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Norbord which was acquired on February 1, 2021.

Norbord’s contribution to our consolidated financial statements for the quarter ended September 30, 2021 was approximately 48% of consolidated sales and approximately 89% of consolidated earnings. Additionally, Norbord’s current assets and current liabilities were approximately 41% and 41% of consolidated current assets and current liabilities, respectively, and its long-term assets and long-term liabilities were approximately 57% and 28% of consolidated non-current assets and non-current liabilities, respectively.

Change in Internal Control over Financial Reporting

There has been no change in the design of our internal control over financial reporting during the three months ended September 30, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties. Risks and uncertainties are included in our 2020 annual MD&A, in our 2020 Annual Report, as well as in our public filings with securities regulatory authorities, including those set out in our Base Shelf Prospectus under the heading “Risk Factors”.

Forward-Looking Statements

This MD&A contains historical information, descriptions of current circumstances, and statements about potential future developments and anticipated financial results. The latter, which are forward-looking statements, are presented to provide reasonable guidance to the reader, but their accuracy depends on a number of assumptions and are subject to various risks and uncertainties. These forward-looking statements constitute “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are included under the headings:

•	“Our Business and Strategy” (exchange rate fluctuations as a source of earnings volatility, our goals to reinvest, return to shareholders, achieve, maintain or improve our low-cost position);

•	“Norbord Acquisition” (finalization of the purchase price allocation);

•

“Recent Developments” (anticipated completion of the Lufkin, Texas SYP lumber mill and Allendale, South Carolina OSB acquisitions, finalization of AR2 rates and estimate of recovery and revised rate,);

•

“Discussion & Analysis of Annual Results by Product Segment—Lumber Segment—Softwood Lumber Dispute” (preliminary and revised duty and deposit rates as USDOC finalizes AR POI, administrative review commencement, estimated duty rates and proceedings related to final duty rates for AR2, AR3 and AR4);

•	“NA EWG Segment” (finalization of the purchase price allocation);

•	“Europe EWG Segment” (finalization of the purchase price allocation); and

•

“Business Outlook” (impact of wildfires, forecasted U.S. housing starts, market conditions and product demand, softwood lumber dispute proceedings, COVID-19 and other impacts on operations and other activities, fibre costs, final duty rates for AR2, inflationary pressures and stumpage rate increases, progress at Dudley and Chambord projects, expected synergies from the Acquisition and estimated completion, liquidity, cash flows, changes to operations in fourth quarter (including maintenance outages and operating rates), capital spending in 2021, change in currency for future dividend declarations and payments, and the related payback, expected dividend, NCIB, income tax payments and expected completion, maintenance of debt ratings).

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	assumptions in connection with the economic and financial conditions in the U.S., Canada, Europe and globally and consequential demand for our products;

•	risks inherent to product concentration and cyclicality;

•	effects of competition and product pricing pressures, including reductions or deferral of demand in response to lumber and/or OSB price increases;

•

effects of variations in the price and availability of manufacturing inputs, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;

•	availability of transportation services, including truck and rail services, and port facilities, and impacts on transportation services from wildfires;

•

various events that could disrupt operations, including natural, man-made or catastrophic events, including wildfires and any state of emergency and/or evacuation orders issued by governments in response, and ongoing relations with employees;

•	risks inherent to customer dependence;

•	impact of future cross border trade rulings or agreements;

•	implementation of important strategic initiatives and identification, completion and integration of acquisitions;

•	impact of changes to, or non-compliance with, environmental or other regulations;

•	the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;

•	government restrictions, standards or regulations intended to reduce greenhouse gas emissions;

•	changes in government policy and regulation;

•	impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;

•	ability to implement new or upgraded information technology infrastructure;

•	impact of information technology service disruptions or failures;

•	impact of any product liability claims in excess of insurance coverage;

•	risks inherent to a capital intensive industry;

•	impact of future outcomes of tax exposures;

•	potential future changes in tax laws, including tax rates;

•	effects of currency exposures and exchange rate fluctuations;

•	future operating costs;

•	availability of financing, bank lines, securitization programs and/or other means of liquidity;

•	integration of the Norbord business;

•	the successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions related to the Angelina Forest Products lumber mill acquisition;

•	the successful completion of U.S. regulatory reviews and satisfaction of customary closing conditions related to the Georgia Pacific OSB mill acquisition; and

•	other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors, including those matters described under the title “Risks and Uncertainties” in our 2020 Annual MD&A and the “Risk Factors” of our Base Shelf Prospectus, and may differ materially from those anticipated or projected. This list of important factors affecting forward-looking statements is not exhaustive, and reference should be made to the other factors discussed in public filings with securities regulatory authorities, including those set out in the Company’s final Short Form Base Shelf Prospectus dated April 12, 2021. Accordingly, readers should exercise caution in relying upon forward-looking statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

Additional Information

Additional information on West Fraser, including our Annual Information Form and other documents, publicly filed, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Non-IFRS Measures

Throughout this MD&A, reference is made to Adjusted EBITDA, available liquidity, and total and net debt to total capital ratio (collectively “these Non-IFRS measures”). We believe that, in addition to earnings, these Non-IFRS measures are useful performance indicators for investors with regard to operating and financial performance. These Non-IFRS measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of these Non-IFRS measures should be considered as an alternative to earnings, or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-IFRS measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-IFRS measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-IFRS measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.

Adjusted EBITDA

Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: tax provision or recovery, other, finance expense, equity-based compensation, restructuring and impairment charges, and amortization.

The following tables reconcile Adjusted EBITDA to the most directly comparable IFRS measures. Effective January 1, 2021, and for all comparative periods, export duties are no longer excluded from the definition of Adjusted EBITDA.

Quarterly Adjusted EBITDA

($ millions)
	Q3-21	Q2-21	YTD-21	Q3-20	YTD-20
Earnings	460	1,488	2,613	262	306
Tax provision	164	478	847	88	99
Other	(5)	—	(9)	8	1
Finance expense, net	11	20	44	8	30
Equity-based compensation	9	12	28	2	5
Amortization	147	162	431	50	149

Adjusted EBITDA	786	2,160	3,954	418	590

Quarterly Adjusted EBITDA by segment

($ millions)
Q3-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	51	542	(16)	68	(21)	624
Other	(7)	(4)	(1)	—	7	(5)
Finance expense, net	8	1	2	(1)	1	11
Equity-based compensation	—	—	—	—	9	9
Amortization	41	73	8	23	2	147

Adjusted EBITDA by segment	93	612	(7)	90	(2)	786

Q2-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	940	1,016	18	14	(22)	1,966
Other	10	—	(2)	—	(8)	—
Finance expense, net	5	1	1	1	12	20
Equity-based compensation	—	—	—	—	12	12
Amortization	39	89	8	24	2	162

Adjusted EBITDA by segment	994	1,106	25	39	(4)	2,160

YTD-21	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	1,600	1,856	3	76	(75)	3,460
Other	(4)	(4)	(4)	—	3	(9)
Finance expense, net	18	3	5	—	18	44
Equity-based compensation	—	—	—	—	28	28
Amortization	119	216	25	64	7	431

Adjusted EBITDA by segment	1,733	2,071	29	140	(19)	3,954

Q3-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	332	35	(11)	(6)	350
Other	3	(1)	6	—	8
Finance expense, net	6	1	1	—	8
Equity-based compensation	—	—	—	2	2
Amortization	37	3	8	2	50

Adjusted EBITDA by segment	378	38	4	(2)	418

YTD-20	Lumber	Panels	Pulp & Paper	Corporate & Other	Total
Earnings before tax	386	53	(13)	(21)	405
Other	(6)	(6)	5	8	1
Finance expense, net	23	3	4	—	30
Equity-based compensation	—	—	—	5	5
Amortization	111	9	23	6	149

Adjusted EBITDA by segment	514	59	19	(2)	590

Available Liquidity

The following table reconciles Available liquidity to the most directly comparable IFRS measures.

Available Liquidity

($ millions)
	Q3-21	Q4-20	Q3-20
Available liquidity
Cash and short-term investments	2,105	461	234
Operating lines available (excluding newsprint operation)[1]	1,025	811	774

	3,130	1,272	1,008
Borrowings on operating lines	—	—	—

Available liquidity	3,130	1,272	1,008

1.	Excludes $6 million (CAD$8 million) demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.

Total and net debt to total capital ratio

The following table reconciles total and net debt to total capital ratio to the most directly comparable IFRS measures.

Total and net debt to total capital ratio

($ millions)
	Q3-21	Q4-20	Q3-20
Debt
Operating loans	—	—	—
Current and long-term lease obligation	27	6	7
Current and long-term debt	501	509	510
Interest rate swaps[1]	3	6	7
Open letters of credit[1]	64	50	46

Total debt	595	571	570
Cash and short-term investments	(2,105)	(461)	(234)
Open letters of credit[1]	(64)	(50)	(46)
Interest rate swaps[1]	(3)	(6)	(7)

Net debt	(1,577)	54	283
Shareholders’ equity	7,430	2,478	2,111

Total debt to capital[2]	7%	19%	21%
Net debt to total capital[2]	(27)%	2%	12%

1.	Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
2.	Total capital is total debt or net debt plus shareholders’ equity.